N E W S   R E L E A S E

OzEmail Announces Web-based Email Service

FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney, Australia - (+61 2) 9433 2498
Todd Friedman - San Francisco, United States - (415) 439 4514

Sydney, Australia, September 16, 1998 - OzEmail Limited ("the Company", Nasdaq:
OZEMY, ASX: OZM), the leading provider of comprehensive Internet services in Australasia, announced the release of MyMail, a free web-based email service available from today.

"MyMail was created to fill a void in existing services where users need to have access to their standard personal computer and dedicated software to check their personal mail account", said OzEmail Chief Executive Officer, Sean Howard. "MyMail provides simple, quick access to an existing, standard ISP mailbox via a user-friendly web interface - from anywhere on the Internet."

Users have the ability to read, reply, delete or compose mail items from any browser once they have provided their user name and password and been authenticated by their usual ISP or corporate server. Users are able to send and receive attachments as well as forward mail items just as they would on their normal personal computer.

"MyMail is designed to leverage OzEmail's market share and provide our users with a simple, easily-accessible means of using the Internet to stay in touch, wherever they are", said Mr Howard. "We are also proud of the fact that we are supporting world class Australian-developed technology."

MyMail is a joint development between OzEmail Ltd. and Start Pty Ltd (http://www.start.com.au). The resulting product is a wholly Australian owned and developed service that draws on the extensive expertise of both organisations. MyMail is based in part on the START freemail service and uses many of the features of this service in delivering a robust and reliable web-based email user agent.

MyMail has been designed as a casual alternative to a user's normal access method and has been made flexible enough to access the email account of any supported ISPs though, initially, the service will be offered only to customers of a select group of Australian ISPs. MyMail avoids the traps of many freemail providers, such as Hotmail and Yahoo, as it does not require a new address.

"MyMail is part of our strategy of providing tools that assist in the adoption of the Internet and adds to the growing range of content and services that are available through OzEmail's Internet portal," said Mr Howard.

Corporate clients can also benefit from implementing MyMail across their networks enabling remote access for employees to their mail services. The MyMail server is offered as a turnkey solution and all common software licenses and basic customisation is included in the product.

MyMail is available at

http://www.mymail.com.au/

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on telecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission ("SEC") including its registration statements on Form F-1 dated August 26, 1998, August 25, 1998 and May 28, 1996, its 1997 Form 10-K dated May 15,1998, 1996 Form 10-K dated March 31, 1997, its quarterly reports on Form 6-K dated August 11, 1998 and May 15, 1998, its Amendment No. 1 to Form 10-Q for the period to September 30, 1997, dated May 21, 1998, its Amendment No. 1 to Form 10-Q for the period to June 30, 1997, dated May 21, 1998,and its Form 10-Qs dated August 13, 1996, November 14, 1996, and May 8, 1997.